Filed pursuant to Rule 497(a)
File No. 333-205154
Rule 482ad

Alcentra Capital Corporation

Nasdaq: ABDC

INVESTOR FACT SHEET

GROWTH COMPANIES


8.0%
6.0%
4.0%
2.0%
0.0%
(2.0%)
(4.0%)
ABDC targeted investments' growth rate range
2009
2010
2011
2012
2013
2014
3Q'15
(2.8%)
2.5%
1.6%
2.2%
1.5%
2.4%
2.2%
Annual U.S. GDP Growth Rate

INDUSTRIES SERVED – AS OF 3/31/2016


14%
13%
9%
9%
7%
7%
5%
4%
4%
4%
4%
3%
3%
2%
2%
2%
2%
2%
1%
1%
1%
0%
Healthcare Services
Technology & Telecom
Infrastructure Maintenance
Waste Services
Automotive
Wholesale
Education
Media: Advertising, Printing & Publishing
High Tech Industries
Oil & Gas Services
Transportation: Cargo
Security
Industrial Services
Media & Entertainment
Environmental Services
Transportation and Logistics
Technology & IT
Restoration Services
Aerospace
Packaging
Food & Beverage
Call Center Services

BREAKDOWN BY SECURITY TYPE – AS OF 3/31/2016


As of 6/30/15
34%
20%
26%
21%
As of 9/30/15
28%
21%
31%
20%
As of 12/31/15
30%
28%
27%
15%
As of 3/31/16
30%
28%
25%
17%
1st Lien Debt
2nd Lien Debt
Subordinated Debt
Equity

ABOUT ALCENTRA CAPITAL CORPORATION®

Alcentra Capital Corporation is a Business Development Company (BDC) specializing in investments in lower middle-market companies. The Company invests in the form of subordinated and senior debt and, to a lesser extent, minority equity investments.

BUSINESS HIGHLIGHTS

- **Portfolio Growth**
  - From the IPO in May 2014, the fair value of the portfolio has increased from ~$189M to ~$282M
  - Alcentra focuses on investments in middle market companies with revenue and/or EBITDA growth of at least two to three times the rate of GDP
  - Grown from 21 to 31 portfolio companies, since IPO
- **Diversified Portfolio**
  - As of March 31, 2016, 31 companies represent 22 industry sectors
  - Average portfolio investment at amortized cost was approximately $9.1 million
  - Average of 4.5% of portfolio invested per industry
  - No industry holding(s) makes up more than 14% of the portfolio at fair value
- **BNY Mellon and Alcentra Group Advantage**
  - Deep resources provided by BNY Mellon and Alcentra Group
  - Ability to invest across the capital structure provides for a wide network of referral sources
  - Multi-channel approach generates a broad range of opportunities
  - BNY Wealth Management's 39 offices across the U.S. and $200 billion under management provide proprietary investment sourcing
- **Favorable Advisory Fee Structure**
  - Alcentra's fee structure offers, on average, an additional 1.00% return to shareholders vs. externally managed BDCs with 7% and 8% hurdles
- **Dividend and Solid Investment Strategy**
  - Historic quarterly dividend of $0.34 per share ($1.36 annually) equates to 9.2% dividend yield on NAV
  - ABDC investment targets show revenue or EBITDA growth or the potential to grow at 2x or 3x the US GDP growth rate
  - ABDC has reduced exposure to equity investments, increased secured debt exposure percentage, and increased the number of floating rate notes compared to fixed rate notes
- **Management Team Aligned with Public Investors**
  - Paul Echausse is the CEO & President of Alcentra Capital Corporation, bringing more than 20 years of leveraged finance experience.
  - BNY Mellon owns 1.5 million shares and 1.2 million shares owned by management of the investment advisor
- **Stock Repurchase Program and Note Offering**
  - On January 18, 2016, the Board of Directors approved a $5.0 million open market stock repurchase program
  - As of March 31, 2016, $45.4 million unsecured notes outstanding with weighted average yield of 6.39%

TOTAL INVESTMENT INCOME ($M)



QUARTER ENDED MARCH 31, 2016 RESULTS

	Q2'15	Q3'15	Q4'15	Q1'16
Total Investment Income	$8.51M	$8.51M	$8.68M	$9.94M
NII per Share	$0.34	$0.38	$0.34	$0.41
Net Asset Value	$203.1M	$201.7M	$195.0M	$194.6M
NAV per Share	$15.03	$14.92	$14.43	$14.41
Dividend/Yield	$0.34/9.0%	$0.34/9.2%	$0.34/9.1%	$0.34/9.4%

Q1 2016 KEY METRICS

- **Solid Financial Performance Over Q4 2015**
  - Total investment income of $9.94M, up 14.5% over the prior quarter
  - Weighted average portfolio yield – 12.0%
  - Net investment income of $5.6M, or $0.41 per share
    - Invested $27.6 million in debt and equity securities, including investments in one new portfolio company
- **Full Year 2015 Financial Highlights**
  - Total investment income of $33.9 million
  - Net investment income of $19.3 million or $1.43 per share
  - Invested $107.29 million in debt and equity securities, including investments in 10 new portfolio companies

MARKET DATA (AS OF MARCH 31, 2016)

Market Exchange	NasdaqGS
Stock Symbol	ABDC
Fiscal Year End	December 31
52-Week Trading Range	$8.87-$14.07
Average Trading Volume (3 Month Avg.)	32,959
Shares Outstanding	13.5M
Market Cap (as of May 5, 2016)	$158.6M
Cash	$3.8M
Net Asset Value	$194.6M

ADJUSTED NII & DIVIDENDS PAID PER SHARE



PORTFOLIO GROWTH



EXECUTIVE TEAM

- Paul Echausse, CEO & President of ABDC
  - Responsible for the overall management and direction of fund investing. 20 years of leveraged finance experience
- Ellida McMillan, Chief Accounting Officer of ABDC
  - Joined Alcentra in 2013. Prior to joining, Ellida consulted with Tatum Partners and was a corporate controller at KBC Financial Holdings

ANALYST COVERAGE

Keefe, Bruyette, & Woods, Inc.: Greg M. Mason, CFA; (314) 342-2194
Oppenheimer & Co. Inc.: Allison Taylor; (212) 667-6699
Raymond James & Associates: Robert Dodd Ph.D.; (901) 579-4560
Robert W. Baird & Co.: Bryce Rowe, CFA; (804) 447-8019
Stonegate Capital Partners, Inc.: Marco Rodriguez, CFA; (214) 987-4121

INVESTOR RELATIONS CONTACT

Ellida McMillan
Alcentra Capital Corporation
(212) 922-6644
Ellida.McMillan@alcentra.com

COMPANY CONTACT

Paul Echausse - CEO
Alcentra Capital Corporation
(212) 922-8240